Afya Limited

Unaudited interim condensed

consolidated financial statements

March 31, 2020

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of March 31, 2020 and December 31, 2019

(In thousands of Brazilian reais)

	Notes	March 31, 2020	December 31, 2019
Assets		(unaudited)
Current assets
Cash and cash equivalents	5	1,283,109	943,209
Restricted cash	6	14,137	14,788
Trade receivables	7	156,308	125,439
Inventories		5,580	3,932
Recoverable taxes		11,103	6,485
Derivatives	12.1	13,299	-
Other assets		15,923	17,912
Total current assets		1,499,459	1,111,765

Non-current assets
Restricted cash	6	2,053	2,053
Trade receivables	7	12,964	9,801
Other assets		23,219	17,267
Property and equipment	10	157,297	139,320
Investment in associate	9	47,936	45,634
Right-of-use assets	12.2.2	334,221	274,275
Intangible assets	11	1,524,985	1,312,338
Total non-current assets		2,102,675	1,800,688

Total assets		3,602,134	2,912,453
Liabilities
Current liabilities
Trade payables		22,853	17,628
Loans and financing	12.2.1	74,078	53,607
Derivatives	12.2	-	757
Lease liabilities	12.2.2	29,420	22,693
Accounts payable to selling shareholders	12.2.3	154,774	131,883
Advances from customers		33,738	36,860
Labor and social obligations		58,246	46,770
Taxes payable		24,248	19,442
Income taxes payable		2,522	3,213
Other liabilities		192	376
Total current liabilities		400,071	333,229

Non-current liabilities
Loans and financing	12.2.1	16,724	6,750
Lease liabilities	12.2.2	319,159	261,822
Accounts payable to selling shareholders	12.2.3	241,166	168,354
Taxes payable		21,222	21,304
Provision for legal proceedings	22	6,795	5,269
Other liabilities		3,295	1,999
Total non-current liabilities		608,361	465,498
Total liabilities		1,008,432	798,727

Equity
Share capital	16	17	17
Additional paid-in capital		2,300,513	1,931,047
Share-based compensation reserve		26,554	18,114
Retained earnings		215,732	115,916
Equity attributable to equity holders of the parent		2,542,816	2,065,094
Non-controlling interests		50,886	48,632
Total equity		2,593,702	2,113,726
Total liabilities and equity		3,602,134	2,912,453

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three-month periods ended March 31, 2020 and 2019

(In thousands of Brazilian reais, except earnings per share)

	Notes	March 31, 2020	March 31, 2019
		(unaudited)	(unaudited)

Net revenue	18	272,304	144,578
Cost of services	19	(89,251)	(54,364)
Gross profit		183,053	90,214

General and administrative expenses	19	(86,723)	(31,234)
Other expenses, net		(59)	(206)

Operating income		96,271	58,774

Finance income	20	30,013	5,167
Finance expenses	20	(18,859)	(12,236)
Finance result		11,154	(7,069)

Share of income of associate	9	2,302	-

Income before income taxes		109,727	51,705

Income taxes expense	21	(6,057)	(2,229)

Net income		103,670	49,476

Other comprehensive income		-	-
Total comprehensive income		103,670	49,476

Income attributable to
Equity holders of the parent		99,816	41,535
Non-controlling interests		3,854	7,941
		103,670	49,476
Basic earnings per share
Per common share	17	1.09	0.72
Diluted earnings per share
Per common share	17	1.09	0.71

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the three-month periods ended March 31, 2020 and 2019

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
	Share capital	Additional paid-in capital	Share-based compensation reserve	Legal reserve	Retained earnings reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2018	315,000	125,014	2,161	7,223	52,584	-	501,982	88,372	590,354
Net income	-	-	-	-	-	41,535	41,535	7,941	49,476
Total comprehensive income	-	-	-	-	-	41,535	41,535	7,941	49,476

Capital increase with cash	150,000	-	-	-	-	-	150,000	-	150,000
Capital increase from corporate reorganization	122,062	137,051	-	-	-	-	259,113	-	259,113
Share-based compensation	-	-	1,041	-	-	-	1,041	-	1,041
Dividends cancelled	-	-	-	-	-	4,107	4,107	-	4,107
Allocation to additional paid-in capital	-	33,001	-	-	(33,001)	-	-	-	-
Balances at March 31, 2019 (unaudited)	587,062	295,066	3,202	7,223	19,583	45,642	957,778	96,313	1,054,091

Balances at December 31, 2019	17	1,931,047	18,114	-	-	115,916	2,065,094	48,632	2,113,726

Net income	-	-	-	-	-	99,816	99,816	3,854	103,670
Total comprehensive income	-	-	-	-	-	99,816	99,816	3,854	103,670

Issuance of common shares	-	389,170	-	-	-	-	389,170	-	389,170
Shares issuance cost	-	(19,704)	-	-	-	-	(19,704)	-	(19,704)
Share-based compensation	-	-	8,440	-	-	-	8,440	-	8,440
Dividends declared to non-controlling interests	-	-	-	-	-	-	-	(1,600)	(1,600)
Balances at March 31, 2020 (unaudited)	17	2,300,513	26,554	-	-	215,732	2,542,816	50,886	2,593,702

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the three-month periods ended March 31, 2020 and 2019

(In thousands of Brazilian reais)

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	109,727	51,705
Adjustments to reconcile income before income taxes
Depreciation and amortization	24,947	9,054
Allowance for doubtful accounts	6,332	3,803
Share-based compensation expense	8,440	1,041
Net foreign exchange differences	(1,201)	(1,115)
Net (gain) loss on derivatives	(14,055)	1,966
Accrued interest	5,781	334
Accrued lease interest	9,900	6,418
Share of income of associate	(2,302)	-
Provision for legal proceedings	816	(874)
Changes in assets and liabilities
Trade receivables	(35,564)	(8,710)
Inventories	(1,648)	(92)
Recoverable taxes	(4,615)	(632)
Other assets	(767)	(14,830)
Trade payables	4,479	6,833
Taxes payables	3,183	3,824
Advances from customers	(14,116)	1,479
Labor and social obligations	7,005	3,585
Other liabilities	1,111	(4,760)

Income taxes paid	(6,057)	(1,297)
Net cash flows from operating activities	101,396	57,732

Investing activities
Acquisition of property and equipment	(17,676)	(8,815)
Acquisition of intangibles assets	(3,172)	(832)
Restricted cash	651	-
Payments of accounts payable to selling shareholders	(9,458)	(8,759)
Acquisition of subsidiaries, net of cash acquired	(102,811)	1,548
Loans to related parties	-	(140)
Net cash flows used in investing activities	(132,466)	(16,998)
Financing activities
Payments of loans and financing	(1,316)	-
Issuance of loans and financing	911	-
Payments of lease liabilities	(11,735)	(7,670)
Capital increase	-	150,000
Proceeds from issuance of common shares	389,170	-
Shares issuance cost	(19,704)	-
Dividends paid to non-controlling interests	(1,600)	-
Net cash flows from financing activities	355,726	142,330
Net foreign exchange differences	15,244	-
Net increase in cash and cash equivalents	339,900	183,064
Cash and cash equivalents at the beginning of the period	943,209	62,260
Cash and cash equivalents at the end of the period	1,283,109	245,324

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

1.    Corporate information

Afya Limited (“Afya” or “Afya Limited”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization described below.

Until the contribution of Afya Brazil shares to Afya Limited, in July 2019, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information substantially reflect the operations of Afya Brazil after the corporate reorganization.

The Company is formed by a network of higher education institutions located in ten Brazilian states forming a large educational group in the country, with emphasis on offering undergraduate and graduate courses related to medicine and health sciences and comprises the development and sale of electronically distributed educational courses on medicine science and related printed and technological educational content.

Corporate reorganization

On March 29, 2019, Afya Brazil merged (i) BR Health Participações S.A. (“BR Health”), a wholly-owned subsidiary of Bozano Educacional II Fundo de Investimento em Participações Multiestratégia (“Crescera”) that controlled Guardaya Empreendimentos and Participações S.A. (“Guardaya”) and was one of Afya Brazil’s shareholders; and (ii) Guardaya which owned 100% of Medcel Editora e Eventos S.A. (“Medcel Editora”) and CBB Web Serviços e Transmissões On Line S.A. (“CBB Web”), focused on medical residency preparation courses located in the state of São Paulo, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web and 15% of União Educacional do Planalto Central S.A. (“UEPC”), a medical school located in the Federal District. On June 18, 2019 Afya Brazil acquired an additional 15% interest in UEPC resulting in an interest of 30%.

On July 7, 2019, each of the Afya Brazil´s shareholders had agreed to contribute their respective shares on the Company to Afya Limited, exchanging one common share as 28 Class A or Class B common shares of Afya Limited. The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain their proportional ownership interest in the event that common shares and/or preferred shares are proposed to be issued. The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law and subject to certain exceptions.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

Initial public offering

On July 18, 2019, Afya Limited priced its initial public offering (“IPO”) of 13,744,210 Class A common shares, which began trading on the Nasdaq Global Select Market (“NASDAQ”) on July 19, 2019 under the symbol “AFYA”. On July 23, 2019, the underwriters exercised the option to buy an additional 2,061,631 Class A common shares to cover over-allotments, totaling 15,805,841 Class A common shares, which 13,888,887 Class A common shares were offered by Afya Limited and 1,916,954 Class A common shares were offered by the selling shareholders at the initial public offering price. The initial offering price was US$ 19.00 per Class A common share.

On July 23, 2019, the share capital of Afya Limited was increased by 13,888,887 Class A shares through the proceeds received as a result of the IPO of US$ 263,888 thousand (or R$ 992,778). The net proceeds from the IPO were US$ 242,711 thousand (or R$ 913,108), after deducting US$ 15,833 thousand (or R$ 59,566) in underwriting discounts and commissions and other offering expenses totaled US$ 5,344 thousand (or R$ 20,104). The share issuance costs totaled R$ 79,670.

Afya Limited transferred US$ 251,800 thousand (or R$ 961,438) of the net proceeds from the Cayman Islands to bank accounts in Brazil. These deposits are invested on first-line financial institutions in Brazil and are denominated in Brazilian reais.

Issuance of additional common shares

On February 6, 2020, Afya completed its follow-on public offering of 3,019,928 Class A common shares offered by the Company and 9,406,812 Class A common shares offered by the selling shareholders.

The offering price was US$ 27.50 per Class A common shares and gross proceeds of R$ 358,286 (US$ 83,048 thousand). The Company received net proceeds of R$ 339,648 (US$ 78,846 thousand), after deducting R$ 18,638 (US$ 4,202 thousand) in underwriting discounts, commissions and other offering expenses.

On March 10, 2020, the underwriters exercised their option to acquire additional 240,552 Class A common shares at the public offering price, resulting in gross proceeds of R$ 30,884 (US$ 6,615 thousand). The net proceeds from the additional shares were R$ 29,819 (US$ 6,387 thousand), after deducting R$ 1,066 (U$ 228 thousand) in underwriting discounts and commissions.

Afya transferred R$ 294,312 (US$ 68,060 thousand) of the net proceeds to bank accounts in Brazil with an increase in the capital of Afya Brazil. These deposits are invested in first-line financial institutions in Brazil and are denominated in Brazilian reais.

Acquisitions in 2020

On January 31, 2020, Afya Brazil acquired control of Sociedade Universitária Redentor ("UniRedentor"), through the acquisition of 100% of its shares. UniRedentor is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the State of Rio de Janeiro. UniRedentor is in line with the Company’s strategy to focus on medical education. See Note 4.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

On May 5, 2020, Afya Brazil acquired control of Centro Universitário São Lucas (“UniSL”), through the acquisition of 100% of its shares. UniSL is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rondônia. UniSL is in line with the Company’s strategy to focus on medical education. See Note 25.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have emerged in Wuhan, China. COVID-19 has since spread to most of the countries around the globe, including every state in Brazil. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and on March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19.

Since March 17, 2020, there has been an interruption of our on-campus activities in light of authorities mandatory lockdowns. We managed to rapidly adapt our business to these unusual times, and although there has been an interruption of our on-campus activities, a significant portion of our non-practical educational activities are being successfully offered to our students through our online platform (rather than on-site) and we have received positive feedback from students, professors and physicians with respect to their digital experience. Regarding the offering of practical classes, we already resumed to provide in-hospital internships for the 5th and 6th year students, which is the highest portion of our practical curriculum. We expect that some practical educational activities (particularly for students in the 1st to 4th years) will have to be replaced during the second half of 2020 and will postpone a portion of our revenue recognition.

As we continue to offer our high quality education to our students through our platform and practical activities for the 5th and 6th year, through the same professors, staff and suppliers, we remain regularly charging our standard monthly tuitions fees. We do not have any current legal decision seeking the establishment of temporary discounts in the monthly tuition fees we charge our customers as a result of the COVID19 pandemic. We are committed to deliver the best quality service, minimizing the impact to our students, employees and our local communities during this crisis.  Finally, we are also not seeing any significant impact on the payment delinquency rate of our students, as of today, in fact, the accumulated ratio for 2020 is improved, when compared to same period in 2019. We continue to support our students providing special payment conditions for families impacted by the economic crisis. No significant impacts on financial performance and position of assets or trade receivables collection were noted and no significant change in the Company’s condition has triggered indicators of impairment in relation to these interim financial statements.

It is important to understand that the COVID-19 pandemic is still evolving in Brazil, and authorities may maintain a lockdown of our on-campus activities for a longer or undefined extended of period of time, impose a more severe lockdown, among other measures, all of which are outside of our control and may adversely affect our business and results of operations. We also may suffer labor shortages -- particularly labor

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

shortage of our teaching faculty, which is mostly comprised of doctors that continue to have work shifts at hospitals and are consequently more exposed to the COVID-19 than regular administrative staff. The COVID-19 pandemic is expect to cause a material and adverse effect on the general economic, financial, political, demographic and business conditions in Brazil, which may reduce the disposable income of our students and their families, and consequently (i) result in an adverse impact on the ability of our students (current and/or prospective) to pay our tuition fees and/or (ii) trigger an increase in our attrition rates.

While we are quite aware of the uncertainties created by COVID-19, we remain confident in our strategy, in the financial robustness of our business and in Afya’s contribution of high quality medical professionals who will help our society to overcome COVID-19 and other future challenges.

2.      Significant accounting policies

2.1 Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of March 31, 2020 and for the three-month periods ended March 31, 2020 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

The corporate reorganization described in Note 1, occurred on July 7, 2019, was accounted for as a reorganization of entities under common control whereby Afya Limited was created as a holding company of Afya Brazil. As a result, the assets and liabilities of Afya Brazil is carried at historical cost and there was no step-up in basis or goodwill, or other intangible assets recorded as a result of the corporate reorganization.

As a result, the unaudited interim condensed consolidated financial statements prepared by the Company subsequent to the completion of the reorganization are presented “as if” Afya Brazil is the predecessor of the Company. Accordingly, these unaudited interim condensed consolidated financial statements reflect: (i) the historical operating results of Afya Brazil prior to the reorganization; (ii) the consolidated results of the Company and Afya Brazil following the reorganization; (iii) the assets and liabilities of Afya Brazil at their historical cost; and (iv) the Company’s equity and earnings per share for all periods presented.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2019.

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been assessed as the Company`s functional currency.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand, except when otherwise indicated.

These unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2020 were authorized for issue by the Board of Directors on May 27, 2020.

2.2  Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated  financial statements for the year ended 31 December 2019. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments and interpretations apply for the first time in 2020, which include Amendments to IFRS 3: Definition of a Business; Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform; and Amendments to IAS 1 and IAS 8:  Definition of Material; and Conceptual Framework for Financial Reporting issued on March 29, 2018, but do not have a material impact on the Company’s unaudited interim condensed consolidated financial statements.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

2.3  Basis consolidation

				Direct and indirect interest
Name	Principal activities	Location	Investment type	March	December 31, 2019
				31, 2020
Afya Participações S.A (Afya Brazil)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - ITPAC Porto Nacional	Undergraduate and graduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - ITPAC Araguaina	Undergraduate and graduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – UNIVAÇO	Medicine undergraduate degree program	Ipatinga – MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Trancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate and graduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate and graduate degree programs	Parnaíba – PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá – MG	Subsidiary	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
RD Administração e Participações Ltda.	Holding	Pato Branco – PR	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate and graduate degree programs	Pato Branco – PR	Subsidiary	100%	100%
CBB Web Serviços e Transmissões Online S.A. (“CBBW”)	Medical education courses and online platform	São Paulo- SP	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo- SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate and graduate degree programs	Montes Claros – MG	Subsidiary	100%	100%
ESMC Educação Superior Ltda.**	Undergraduate and graduate degree programs	Montes Claros – MG	Subsidiary	100%	-
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Post-graduate	Belo Horizonte – MG	Subsidiary	100%	100%
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate and graduate degree programs	Brasília – DF	Associate	30%	30%
Instituto Paraense de Educação e Cultura Ltda (IPEC)	Undergraduate and graduate degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor (“UniRedentor*”)	Undergraduate and graduate degree programs	Itaperuna – RJ	Subsidiary	100%	-

*              See Note 4 for further details on the business combinations during 2020.

**             On January 1, 2020, the Company incorporated ESMC Educação Superior Ltda., or ESMC, and transferred the two FASA campuses located in the State of Minas Gerais, which do not offer medicine courses, to ESMC. This spin-off did not have an impact on the consolidated financial statements.

The financial information of the acquired subsidiaries is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

3.   Segment information

As a result of the corporate reorganization described in Note 1 which occurred on March 29, 2019, the Company has two reportable segments, as follows:

• Education Services Segment (Business Unit 1), which provides educational services through undergraduate and graduate courses related to medicine, other health sciences and other undergraduate programs; and

• Residency Preparatory and Specialization Programs Segment (Business Unit 2), which provides residency preparatory courses and medical post-graduate specialization programs, delivering printed and digital content, an online medical education platform and practical medical training.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

Segment information is presented consistently with the internal reports provided to the Company’s Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company’s operating segments, and making the Company’s strategic decisions.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

The following table presents assets and liabilities information for the Company’s operating segments as of March 31, 2020:

	Business Unit 1	Business Unit 2	Total	Adjustments and eliminations	Consolidated
Assets	3,339,092	263,363	3,602,455	(321)	3,602,134
Current assets	1,394,628	105,152	1,499,780	(321)	1,499,459
Non-current assets	1,944,464	158,211	2,102,675	-	2,102,675

Liabilities and equity	3,339,092	263,363	3,602,455	(321)	3,602,134
Current liabilities	372,644	27,748	400,392	(321)	400,071
Non-current liabilities	460,295	148,066	608,361	-	608,361
Equity	2,506,153	87,549	2,593,702	-	2,593,702
Other disclosures
Investments in associate	47,936	-	47,936	-	47,936
Capital expenditures (*)	17,275	3,573	20,848	-	20,848

(*) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

The following table presents statements of income for the Company's operating segments for the three-month period ended March 31, 2020:

	Business Unit 1	Business Unit 2	Total reportable segments	Adjustments and eliminations *	Total
External costumer	211,784	60,520	272,304	-	272,304
Inter-segment	-	977	977	(977)	-
Net revenue	211,784	61,497	273,281	(977)	272,304
Cost of services	(76,281)	(13,947)	(90,228)	977	(89,251)
Gross profit	135,503	47,550	183,053	-	183,053
General and administrative expenses					(86,723)
Other expenses, net					(59)
Operating income					96,271
Finance income					30,013
Finance expenses					(18,859)
Share of income of associate					2,302
Income before income taxes					109,727
Income taxes expense					(6,057)
Net income					103,670

(*) These eliminations are related to sale transactions from Medcel to other entities in Business Unit 1.

There were no results of operations derived from the Business Unit 2 for three-month period ended March 31, 2019, given such segment has commenced following the business combination occurred on March 29, 2019.

Seasonality of operations

Business Unit 1´s tuition revenues do not have significant fluctuations during the year.

Business Unit 2’s sales are concentrated in the first and last quarter of the year, as a result of enrollments at the beginning of the year. The majority of Business Unit 2’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, Business Unit 2 generally has higher revenues and results of operations in the first and last quarter of the year compared to the second and third quarters of the year.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

4.    Business combination

4.1 Acquisition in 2020

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

UniRedentor
Assets
Cash and cash and equivalents	11,796
Trade receivables	4,800
Recoverable taxes	3
Other assets	2,486
Right-of-use assets	10,265
Property and equipment	4,207
Indemnification assets	710
Intangible assets	134,281
168,548
Liabilities
Trade payables	(746)
Loans and financing	(16,187)
Lease liabilities	(10,265)
Labor and social obligations	(4,471)
Taxes payable	(850)
Provision for legal proceedings	(710)
Advances from customers	(10,994)
(44,223)
Total identifiable net assets at fair value	124,325

Preliminary goodwill arising on acquisition	90,282
Purchase consideration transferred	214,607
Cash paid	114,607
Payable in installments	100,000
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	(1,380)
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	(102,811)
Net of cash flow on acquisition	(104,191)

(a) Acquisition of UniRedentor

On January 31, 2020, Afya Brazil acquired UniRedentor, through the acquisition of 100% of its shares. The purchase price of R$ 214,607 is comprised by: i) 114,607 paid in cash on the acquisition date; and ii) R$ 100,000 is payable in five equal installments through May 2024, adjusted by the CDI rate.

UniRedentor is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the State of Rio de Janeiro. The acquisition will contribute with 112 medical school seats, with a potential 44 additional medical school seats subject to the approval by MEC and is in line with the Company’s strategy to focus on medical education, including medical school.

The acquisition of UniRedentor was accounted for under IFRS 3 – Business Combinations.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

Transaction costs to date amount to R$ 1,380 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. Afya Brazil measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The preliminary goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to the Business Unit 1 segment. The preliminary goodwill recognized is expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of UniRedentor and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

From the date of acquisition, this business combination has contributed R$ 15,216 of net revenue and R$ 2,047 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period would have been R$ 21,152 and income before income taxes for 2020 would have been R$ 1,725.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

5.    Cash and cash equivalents

	March 31, 2020	December 31, 2019
	(unaudited)

Cash and bank deposits	6,154	13,092
Cash equivalents	1,276,955	930,117
Total	1,283,109	943,209

Cash equivalents in the amount of R$ 1,179,989 as of March 31, 2020 correspond to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions. As of March 31, 2020, the average interest on these CDB are equivalent to 99.14% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2019: 99.22%). These funds are available for immediate use and have insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$96,966 as of March 31, 2020 (December 31, 2019: R$2,529).

6.      Restricted cash

As of March 31, 2020, the restricted cash of R$16,190 (December 31, 2019: R$ 16,841) corresponds to financial investments in investment funds managed by highly rated financial institutions that serve as collateral for the loan agreements and other commitments. In accordance with the contractual terms, the Company is not allowed to withdraw any amounts until an integral payment of the loan (see Note 12.2.1).

As of March 31, 2020, the average interest on these funds are equivalent to 86.20% (December 31, 2019: 96.96%) of the CDI.

	March 31, 2020	December 31, 2019
	(unaudited)
Collateral for loan in Euros with Banco Itaú	14,137	14,788
Other	2,053	2,053
Total	16,190	16,841
Current assets	14,137	14,788
Non-current assets	2,053	2,053

7.    Trade receivables

	March 31, 2020	December 31, 2019
	(unaudited)

Tuition fees	91,806	86,798
Proeducar	1,884	1,884
FIES	29,652	17,789
Others	7,916	6,378
Educational content (a)	56,309	37,154
	187,567	150,003
(-) Allowance for doubtful accounts	(18,295)	(14,763)
Total	169,272	135,240
Current	156,308	125,439
Non-current	12,964	9,801

(a)     Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel Editora and CBB Web, following the corporate reorganization on March 29, 2019.

As of March 31, 2020 and December 31, 2019, the aging of trade receivables was as follows:

	March 31, 2020	December 31, 2019
	(unaudited)

Neither past due nor impaired	85,203	71,095
Past due
1 to 30 days	34,937	15,042 27,221
31 to 90 days	30,444
91 to 180 days	15,383	20,543
More than 180 days	21,600	16,102
	187,567	150,003

The changes in the allowance for doubtful accounts for the three-month periods ended March 31, 2020 and 2019, was as follows:

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)

Balance at the beginning of the period	(14,763)	(7,537)
Additions	(6,332)	(3,803)
Write-offs	2,800	22
Balance at the end of the period	(18,295)	(11,318)

8.    Related parties

The table below summarizes the balances and transactions with related parties:

	March 31, 2020	December 31, 2019
	(unaudited)
Assets
Trade receivables – current (a)	582	557
	582	557

	March 31, 2020	March 31, 2019
Net revenue	(unaudited)	(unaudited)
UEPC (a)	582	-
	582	-
Lease
RVL Esteves Gestão Imobiliária S.A.	2,744	2,944
UNIVAÇO Patrimonial Ltda.	726	682
IESVAP Patrimonial Ltda.	793	595
	4,263	4,221

(a)    Refers to sales of educational content from Medcel to UEPC recorded in trade receivables.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

Afya Brazil has entered into lease agreements with RVL Esteves Gestão Imobiliária S.A. (“RVL”), an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, as described below:

On June 21, 2016, RVL entered into lease agreements (as amended on April 26, 2018) with ITPAC – Instituto Tocantinense Presidente Antônio Carlos S.A., or ITPAC, and Itpac Porto Nacional – Instituto Tocantinense Presidente Antonio Carlos Porto S.A., or ITPAC Porto Nacional, pursuant to which RVL Esteves Gestão Imobiliária S.A. agreed to lease campuses to ITPAC and ITPAC Porto Nacional in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years and are renewable for an additional 20 years subject to the provisions of each lease agreement.

On November 1, 2016, RVL entered into a lease agreement with Afya Brazil, pursuant to which RVL agreed to lease to Afya Brazil certain offices located in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s principal executive offices are located. On February 9, 2019 the agreement was amended to extend lease terms and adjust the lease amounts, subject to certain discount conditions set forth in the lease agreement and adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 5 years and may be renewable for an additional 5 years subject to the provisions of the lease agreement.

On September 6, 2018, RVL entered into a lease agreement with ITPAC, a subsidiary of Afya Brazil, pursuant to which RVL agreed to lease to ITPAC the new ITPAC campus currently under construction by RVL in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of ITPAC during the prior semester, which will start to become due once the new ITPAC campus becomes operational, subject to the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, starting on the date the new ITPAC campus becomes operational, and is renewable for an additional 20 years subject to the provisions of the lease agreement.

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the new IPTAN medical campus, currently under construction by RVL in the city of Santa Inês, State of Maranhão. The lease agreement is for a monthly amount equal to (i) up to June 2020, R$12 and (ii) after June 2020 and until March 2024, 6.5% of the monthly net revenue of IPTAN assessed during the prior semester, in each case adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years counted from the conclusion of the construction works and may be renewable for an additional 20 years subject to the provisions of the lease agreement.

The lease payments in connection with the lease agreements with RVL totaled R$2,744 and R$2,944 in the three-month periods ended March 31, 2020 and 2019, respectively.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$ 726 and R$682 in the three-month periods ended March 31, 2020 and 2019, respectively.

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of IESVAP during the prior fiscal year. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$793 and R$595 in the three-month periods ended March 31, 2020 and 2019, respectively.

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)
Short-term employee benefits	1,129	983
Share-based compensation plans	6,237	1,041
	7,366	2,024

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 15(b.2).

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

9.    Investment in associate

In connection with the corporate reorganization, described in Note 1 regarding the merger with BR Health, the Company acquired a 30% interest in UEPC, a medical school located in the Federal District, that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of the Company’s investment in UEPC:

	March 31, 2020	December 31, 2019
	(unaudited)

Current assets	25,416	26,762
Non-current assets	80,937	77,031
Current liabilities	(26,143)	(29,328)
Non-current liabilities	(64,368)	(66,294)
Equity	15,842	8,171
Company’s share in equity – 30%	4,753	2,451
Goodwill	43,183	43,183
Carrying amount of the investment	47,936	45,634

March 31, 2020
(unaudited)
Net revenue	29,628
Cost of services	(10,612)
General and administrative expenses	(9,983)
Finance result	(1,202)
Income before income taxes	7,831
Income taxes expenses	(159)
Net income for the period	7,672
Company’s share of income for the period	2,302

March 31, 2020
(unaudited)
Opening balance	45,634
Share of income	2,302
Total	47,936

There is no share of income of associate for the three-month period ended March 31, 2019.

The Company tests at least annually the recoverability of the carrying amount of goodwill and there was no indication of impairment losses for the three-month period ended March 31, 2020.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

10.      Property and equipment

Cost	Machinery and equipment	Land	Vehicles	Furniture and fixtures	IT equipment	Library books	Laboratories and clinics	Leasehold improvements	Construction in progress	Total
As of December 31, 2018	30,503	2,770	182	11,897	10,243	12,838	597	11,882	10,736	91,648
Additions	1,874	-	3	1,370	512	353	13	451	4,239	8,815
Business combination	201	-	-	561	724	-	-	108	-	1,594
As of March 31, 2019 (unaudited)	32,578	2,770	185	13,828	11,479	13,191	610	12,441	14,975	102,057

As of December 31, 2019	44,329	7,005	707	21,438	15,994	18,139	1,049	30,911	36,731	176,303
Additions	1,967	673	-	447	1,405	503	21	2,568	10,092	17,676
Business combination	438	-	148	566	316	231	-	2,508	-	4,207
As of March 31, 2020 (unaudited)	46,734	7,678	855	22,451	17,715	18,873	1,070	35,987	46,823	198,186

Depreciation
As of December 31, 2018	(9,696)	-	(59)	(4,261)	(4,489)	(7,015)	(27)	(338)	-	(25,885)
Depreciation	(750)	-	(11)	(457)	(459)	(311)	(54)	(154)	-	(2,196)
As of March 31, 2019 (unaudited)	(10,446)	-	(70)	(4,718)	(4,948)	(7,326)	(81)	(492)	-	(28,081)

As of December 31, 2019	(13,793)	-	(59)	(5,890)	(6,537)	(8,663)	(386)	(1,655)	-	(36,983)
Depreciation	(1,268)	-	(19)	(550)	(936)	(494)	(55)	(584)	-	(3,906)
As of March 31, 2020 (unaudited)	(15,061)	-	(78)	(6,440)	(7,473)	(9,157)	(441)	(2,239)	-	(40,889)

Net book value
As of December 31, 2019	30,536	7,005	648	15,548	9,457	9,476	663	29,256	36,731	139,320
As of March 31, 2020 (unaudited)	31,673	7,678	777	16,011	10,242	9,716	629	33,748	46,823	157,297

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the three-month period ended March 31, 2020.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

11.      Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education content	Educational platform and software in progress	Total
Cost
As of December 31, 2018	169,535	445,616	-	63,303	8,288	-	1,752	688,494
Additions	-	-	-	-	25	-	807	832
Business combination	139,294	-	15,638	24,189	-	17,305	2,845	199,271
As of March 31, 2019 (unaudited)	308,829	445,616	15,638	87,492	8,313	17,305	5,404	888,597

As of December 31, 2019	459,409	703,772	32,111	125,413	9,389	17,305	14,241	1,361,640
Additions	-	-	-	-	288	-	2,884	3,172
Business combination	90,282	112,832	-	21,449	-	-	-	224,563
As of March 31, 2020 (unaudited)	549,691	816,604	32,111	146,862	9,677	17,305	17,125	1,589,375

Amortization
As of December 31, 2018	-	-	-	(2,945)	(3,080)	-	-	(6,025)
Amortization	-	-	-	(3,014)	(461)	-	-	(3,475)
As of March 31, 2019 (unaudited)	-	-	-	(5,959)	(3,541)	-	-	(9,500)

As of December 31, 2019	-	-	(1,150)	(37,872)	(4,536)	(4,876)	(868)	(49,302)
Amortization	-	-	(405)	(11,496)	(665)	(2,111)	(411)	(15,088)
As of March 31, 2020 (unaudited)	-	-	(1,555)	(49,368)	(5,201)	(6,987)	(1,279)	(64,390)

Net book value
As of December 31, 2019	459,409	703,772	30,961	87,541	4,853	12,429	13,373	1,312,338
As of March 31, 2020 (unaudited)	549,691	816,604	30,556	97,494	4,476	10,318	15,846	1,524,985

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performed its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2019.

There were no indications of impairment of goodwill and intangible assets with indefinite lives for the three-month periods ended March 31, 2020 and 2019.

Other intangible assets

For the three-month periods ended March 31, 2020 and 2019, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

12.      Financial assets and financial liabilities

12.1   Financial assets

Financial assets	March 31, 2020	December 31, 2019
	(unaudited)
At amortized cost
Cash and cash equivalents	1,283,109	943,209
Restricted cash	16,190	16,841
Trade receivables	169,272	135,240
Total	1,468,571	1,095,290
Current	1,453,554	1,083,436
Non-current	15,017	11,854

Derivatives not designated as hedging instruments
Cross-currency interest rate swaps	13,299	-
Total	13,299	-
Current	13,299	-
Non-current	-	-

Debt instruments at amortized cost include trade receivables and receivables from related parties. Financial assets at amortized cost also include cash and cash equivalents and restricted cash.

Derivatives not designated as hedging instruments reflect the positive change in fair value of cross-currency interest rate swaps that are not designated in hedge relationships, but are intended to mitigate the foreign currency risk for the loan denominated in Euros.

12.2    Financial liabilities

Financial liabilities	March 31, 2020	December 31, 2019
	(unaudited)
At amortized cost
Trade payables	22,853	17,628
Loans and financing	90,802	60,357
Lease liabilities	348,579	284,515
Accounts payable to selling shareholders	395,940	300,237
Advances from customers	33,738	36,860
Total	891,912	699,597
Current	314,863	262,671
Non-current	577,049	436,926
Derivatives not designated as hedging instruments
Cross-currency interest rate swaps	-	757
Total	-	757
Current	-	757
Non-current	-	-

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.1. Loans and financing

Financial institution	Currency	Interest rate	Maturity	March 31, 2020	December 31, 2019
				(unaudited)

Itaú Unibanco S.A. (c)	Euro	1.01% p.y.	2020	67,220	52,959
Itaú Unibanco S.A.	Brazilian real	15.66% to 16.21% p.y.	2020	1,559	648
FINEP (b)	Brazilian real	TJLP p.y.	2027	6,755	6,750
Itaú Unibanco S.A. (a)	Brazilian real	12.28% p.y.	2023	13,780	-
Itaú Unibanco S.A. (a)	Brazilian real	11.48% p.y.	2020	1,488	-
				90,802	60,357
Current				74,078	53,607
Non-current				16,724	6,750

(a) With the acquisition of UniRedentor, the Company also acquired two loans agreements signed on May 27, 2019 and October 3, 2019 with Itaú Unibanco S.A. in the amounts of R$ 13,780 and R$ 1,488, respectively, one loan has an interest rate at 12.28% per year and maturity in 2023, and the other loan has an interest rate at 11.48% per year and maturity in 2020. Both loans are guaranteed by trade receivables.

(b) On July 23, 2019, Medcel entered into a loan of R$ 16,153 with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), 2019 and maturity in 2027. The first tranche of R$ 6,734 was drawdown in October 2019 in order to develop the Medical web series. There is no financial covenant related to this agreement. The loan is guaranteed by bank warranty in the amount of R$ 6,734.

(c) On November 16, 2018, Afya Brazil entered into a euro-denominated loan agreement with Itaú Unibanco S.A. in the amount of R$74,980 (equivalent to €17,500 thousand). The loan accrues interest at 1.01% per year and is repayable in three equal installments on November 18, 2019, May 18, 2020 and November 12, 2020. The loan agreement contains a financial covenant requiring Afya Brazil to maintain a Net Debt to EBITDA ratio less or equal to: 2.2x during 2018 and 2019 and 1.8x in 2020. The Company is in compliance with the financial ratio at March 31, 2020. The loan is guaranteed by financial investments, classified as restricted cash, in the amount of R$ 14,137 as of March 31, 2020 (R$14,788 as of December 31, 2019), as disclosed in Note 6.

On November 21, 2018, Afya Brazil entered into cross-currency interest rate swaps in order to mitigate the foreign exchange exposure related to a loan denominated in Euros. The swap agreements are comprised of derivative assets to swap the foreign exchange exposure (Euros to Brazilian real) and derivative liabilities for the interest rate swap (1.01% p.y. to 128% of CDI). The swap agreements have three maturities on November 18, 2019, May 18, 2020 and November 12, 2020. The table below summarizes the notional and fair value amounts of the swap agreements as of March 31, 2020 and December 31, 2019.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

		Fair value
		March 31, 2020	December 31, 2019
Cross-currency interest rate swap agreements	Principal amount (notional)	(unaudited)

Asset position: Euros + 1.01% p.y.	49,165	67,578	53,045
Liability position: 128% of CDI	(49,165)	(54,279)	(53,802)
Net position - asset (liability)		13,299	(757)
Current assets (liabilities)		13,299	(757)

12.2.2. Leases

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. The Company has lease contracts for properties. The maturity of the lease contracts generally has lease terms between 5 and 30 years. There are no sublease and variable payments in-substance lease agreements in the period. The weighted average incremental borrowing rate as at March 31, 2020 was 8.86%.

Set out below are the carrying amounts of right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities
As at January 1, 2019	212,360	212,360
Additions	1,455	1,455
Business combinations	4,245	4,296
Depreciation expense	(3,383)	-
Interest expense	-	6,418
Payments of lease liabilities	-	(7,670)
As at March 31, 2019 (unaudited)	214,677	216,859

As at December 31, 2019	274,275	284,515
Additions	43,147	43,147
Remeasurement	12,487	12,487
Business combination	10,265	10,265
Depreciation expense	(5,953)	-
Interest expense	-	9,900
Payments of lease liabilities	-	(11,735)
As at March 31, 2020 (unaudited)	334,221	348,579

As at December 31, 2019
Current	-	22,693
Non-current	274,275	261,822
As at March 31, 2020 (unaudited)
Current	-	29,420
Non-current	334,221	319,159

The Company recognized lease expense from short-term leases and low-value assets of R$ 493 for the three-month period ended March 31, 2020 (R$ 170 for the three-month period ended March 31, 2019).

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.3  Accounts payable to selling shareholders

	March 31, 2020	December 31, 2019
	(unaudited)
Acquisition of IESP (a)	76,216	75,450
Acquisition of FADEP (b)	18,935	18,745
Acquisition of FASA (c)	106,537	105,306
Acquisition of IPEMED (d)	37,966	45,646
Acquisition of IPEC (e)	55,649	55,090
Acquisition of UniRedentor (f)	100,637	-
	395,940	300,237
Current	154,774	131,883
Non-current	241,166	168,354

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)
Opening balance	300,237	177,730
Payments	(9,458)	(11,298)
Interest	5,161	2,538
Business combination	100,000	-
Closing balance	395,940	168,970

(a)  On November 27, 2018, Afya Brazil acquired 80% of IESP and the amounts of (i) R$8,906 was paid in February 2019, and (ii) R$106,200 is payable in three equal installments of R$35,400, each adjusted by the CDI rate through the payment date. The first installment was paid in November 2019 and the remaining two installments are due by the end of the second and third year from the transaction closing date.

(b)  On December 5, 2018, Afya Brazil acquired 100% of FADEP and the amount of R$52,846 is payable in three equal installments of R$17,615, each adjusted by the SELIC rate through the payment date and due semiannually from the transaction closing date. The first installment was paid in June 2019, the second installment was paid in December 2019, and the last installment is due in June 2020.

(c)   On April 3, 2019, Afya Brazil acquired 90% of FASA and R$ 39,695 was paid in April 2020; R$ 29,770 is payable in April 2021; and R$ 29,770 is payable in April 2022, adjusted by the IPCA rate + 4.1% per year.

(d)  On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$ 45,303 is payable in five equal installments of R$ 9,061, adjusted by the CDI rate, and due annually in February 2020, 2021, 2022, 2023 and 2024.

(e)  On August 13, 2019, Afya Brazil acquired 100% of IPEC and R$54,000 was paid in cash on the transaction closing date, and (ii) R$54,000 is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.

(f)    On January 31, 2020, Afya Brazil acquired 100% of UniRedentor and R$ 114,607 was paid in cash on the transaction closing date, and R$100,000 is payable in five equal installments through May 2024, adjusted by the CDI rate.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

12.3.     Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	March 31, 2020 (unaudited)		December 31, 2019

	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Restricted cash	16,190	16,190	16,841	16,841
Trade receivables (non-current)	12,964	12,964	9,801	9,801
Derivatives	13,299	13,299	-	-
Total	42,453	42,453	26,642	26,642

Financial liabilities
Loans and financing	90,802	91,191	60,357	60,443
Lease liabilities	348,579	348,579	284,515	284,515
Accounts payable to selling shareholders	395,940	395,940	300,237	300,237
Derivatives	-	-	757	757
Total	835,321	835,710	645,866	645,952

The Company assessed that the fair values of cash and cash equivalents, current trade receivables and other current assets, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Derivatives not designated as hedging instruments are recorded at fair value.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk at March 31, 2020 was assessed to be insignificant.

12.4.     Financial instruments risk management objectives and policies

The Company’s principal financial liabilities, other than derivatives, comprise loans and financing, accounts payable to selling shareholders, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables, cash and cash equivalents and financial investments classified as restricted cash that derive directly from its operations. The Company has also entered into derivative transactions to protect its exposure to foreign currency risk.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

12.4.1.    Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as at March 31, 2020.

(i)     Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents and financial investments classified as restricted cash with floating interest rates and accounts payable to selling shareholders.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on cash equivalents, restricted cash, derivatives, loans and financing and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rate, as follows:

				Increase / decrease in basis points
	March 31, 2020 (unaudited)
		Index – % per year	Base rate
				+75	-75	+150	-150

Cash equivalents	1,179,989	99.14% of CDI	41,121	9,572	(9,572)	19,143	(19,143)
Restricted cash	16,190	86.20% of CDI	454	121	(121)	243	(243)
Swap – liability position	(54,279)	128% of CDI	(2,258)	(407)	407	(814)	814
Loans and financing	(6,755)	TJLP p.y.	(388)	(51)	51	(101)	101
Accounts payable to selling shareholders	(76,216)	CDI	(2,477)	(572)	572	(1,143)	1,143
Accounts payable to selling shareholders	(37,966)	CDI	(1,234)	(285)	285	(569)	569
Accounts payable to selling shareholders	(18,935)	SELIC	(615)	(142)	142	(284)	284
Accounts payable to selling shareholders	(106,537)	IPCA+4.1%	(8,960)	(799)	799	(1,598)	1,598
Accounts payable to selling shareholders	(55,649)	CDI	(1,809)	(417)	417	(835)	835
Accounts payable to selling shareholders	(100,637)	CDI	(3,271)	(755)	755	(1,510)	1,510

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

(ii)    Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to the loan denominated in Euros in the amount of R$67,220 as of March 31, 2020 (December 31, 2019: R$52,959) and cash equivalents denominated in U.S. dollars in the amount of R$96,966 as of March 31, 2020 (December 31, 2019: R$2,529).

The Company manages its foreign currency risk by entering in cross-currency interest rate swap agreement to mitigate its exposure to the loan denominated in Euros with the same notional amount and loan’s maturities.

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the Euro exchange rate of R$ 5.7130 to Euro 1.00 and U.S. dollar exchange rate of R$ 5.1987 to US$ 1.00 as of March 31, 2020, with all other variables held constant.

	Exposure	+10%	-10%
As of March 31, 2020
Cash and cash equivalents	96,966	9,697	(9,697)
Loans and financing	(67,220)	(6,722)	6,722
	29,746	2,975	(2,975)

The cross-currency interest rate swaps mitigate the effects of foreign exchange rates on the loan denominated in Euros.

12.4.2. Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents and restricted cash.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 7 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is management by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statement of financial position at March 31, 2020 and December 31, 2019 is the carrying amounts of its financial assets.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

12.4.3. Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of March 31, 2020 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	22,853	-	-	-	22,853
Loans and financing	76,373	12,984	8,749	2,860	100,966
Lease liabilities	50,466	104,340	97,049	597,158	849,013
Accounts payable to selling shareholders	162,846	218,458	62,843	-	444,147
Advances from customers	33,738	-	-	-	33,738
	346,276	335,782	168,641	600,018	1,450,717

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total

As of December 31, 2019
Trade payables	17,628	-	-	-	17,628
Loans and financing	54,507	3,537	2,517	1,926	62,487
Lease liabilities	44,139	81,326	76,013	502,831	704,309
Accounts payable to selling shareholders	137,608	182,535	12,072	-	332,215
Advances from customers	36,860	-	-	-	36,860
Derivatives	757	-	-	-	757
	291,499	267,398	90,602	504,757	1,154,256

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

12.5     Changes in liabilities arising from financing activities

	January 1, 2020	Payments	Addition	Interest	Foreign exchange movement	Business combination	Other	March 31, 2020
Loans and financing	60,357	(1,316)	911	619	14,044	16,187	-	90,802
Lease liabilities	284,515	(11,735)	43,147	9,900	-	10,265	12,487	348,579
Total	344,872	(13,051)	44,058	10,519	14,044	26,452	12,487	439,381

	January 1, 2019	Payments	Interest	Foreign exchange movement	Other	March 31, 2019
Loans and financing	77,829	-	334	(1,115)	4,076	81,124
Dividends payable	4,107	-	-	-	(4,107)	-
Lease liabilities	212,360	(7,670)	6,418	-	5,751	216,859
Total	294,296	(7,670)	6,752	(1,115)	5,720	297,983

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

13        Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of March 31, 2020 and December 31, 2019.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
March 31, 2020 (unaudited)
Assets measured at fair value:
Derivative financial assets
Cross-currency interest rate swaps	13,299	-	13,299	-
Assets for which fair values are disclosed
Restricted cash	16,190	-	16,190	-
Trade receivables (non-current)	12,964	-	12,964	-
Liabilities for which fair values are disclosed
Loans and financing	(91,191)	-	(91,191)	-
Lease liabilities	(348,579)	-	(348,579)	-
Accounts payable to selling shareholders	(395,940)	-	(395,940)	-

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2019
Liabilities measured at fair value:
Derivative financial liabilities
Cross-currency interest rate swaps	(757)	-	(757)	-
Assets for which fair values are disclosed
Restricted cash	16,841	-	16,841	-
Trade receivables (non-current)	9,801	-	9,801	-
Liabilities for which fair values are disclosed				-
Loans and financing	(60,443)	-	(60,443)	-
Lease liabilities	(284,515)	-	(284,515)	-
Accounts payable to selling shareholders	(300,237)	-	(300,237)	-

There were no transfers between Level 1 and Level 2 during the three-month period ended March 31, 2020 and the year ended December 31, 2019

14        Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company monitors capital using net debt and total equity. The Company includes within net debt, loans and financing less cash and cash equivalents and restricted cash.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

	March 31, 2020	December 31, 2019
	(unaudited)

Loans and financing	90,802	60,357
Lease liabilities	348,579	284,515
Accounts payable to selling shareholders	395,940	300,237
Less: cash and cash equivalents	(1,283,109)	(943,209)
Less: restricted cash	(16,190)	(16,841)
Net debt	(463,978)	(314,941)
Total equity	2,593,702	2,113,726
Total equity and net debt	2,129,724	1,798,785

No changes were made in the objectives, policies or processes for managing capital during the three-month period ended March 31, 2020.

15        Labor and social obligations

a)     Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses in the amount of R$ 2,678 and R$ 983 in the three-month periods ended March 31, 2020 and 2019, respectively.

b.1) Share-based compensation plans exercised in 2019

The fair value of the stock options was estimated at the grant date using the Monte Carlo pricing model for Afya Brazil and Black & Scholes pricing model for the Guardaya’s plan, taking into account the terms and conditions on which the stock options were granted. The exercise price of the stock options granted was monetarily adjusted by the CDI rate. The Company accounted for the stock options plan as an equity-settled plan.

The stock options granted in June 2018 had the following vesting periods after the grant date: 10% after 90 days, 15% after 12 months, 25% after 24 months, 25% after 36 months and 25% after 48 months.

The stock options granted in February 2019 had the following vesting periods after the grant date: 10% after 90 days, 15% after 15 months, 25% after 27 months, 25% after 39 months and 25% after 51 months.

The Guardaya’s stock options had the following vesting periods: 10% after 1 year, 15% after 2 years, 25% after 3 years and 50% after 4 years.

The stock options vest immediately at the following liquidity events: (i) an IPO, (ii) changes in the Company’s control group; and (iii) sale of Crescera’s interest on Afya Brazil. On July 18, 2019, Afya Limited completed its IPO and the stock options became vested.

The following table list the inputs to the model used to determine the fair value of the stock options:

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

	05/15/2018	02/07/2019	03/29/2019*

Weighted average fair value at the measurement date	R$ 366.16	R$529.12	R$684.22
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	49.5%	45.5%	43.7%
Risk-free interest rate (%)	7.7%	7.6%	7.2%
Expected life of stock options (years)	4.0	4.0	4.0
Weighted average share price	R$254.13	R$ 368.41	R$ 213.35
Model used	Monte Carlo	Monte Carlo	Black & Scholes

*After the corporate reorganization described in Note 1, the options originally granted under the Guardaya’s plan granted on August 10, 2018 were remeasured at fair value and included in Afya Brazil’s plan with no changes to the previous terms and conditions other than the shares subject to such options granted and, consequently, the number of stock and exercise price of the shares as per the share exchange ratio applied on the corporate reorganization.

The stock options became vested immediately as a result of the IPO mentioned in Note 1 and was fully exercised on July 31,2019 at Afya Limited.

In September 2019, as a result of the IPO and the options being vested, the Company had a capital increase through the issuance of 1,842,428 Class A common shares in the amount of R$ 17,627 related to the exercise of the stock options.

The share-based compensation expense recognized in general and administrative expenses in the statement of income in the three-month period ended March 31, 2019 was R$ 1,041.

The following table illustrates the number and movements in stock options during the period:

Number of stock options (i)
Outstanding at January 1, 2019	1,291,248
Granted	293,860
Forfeited	-
Addition of Guardaya’s plan	257,320
Exercised	(1,842,428)
Expired	-
Outstanding at December 31, 2019	-

The number of common shares outstanding from Afya Brazil was retrospectively adjusted in the proportion of 1:28 due to the contribution of the shareholders of Afya Brazil into Afya in a one-to-28 exchange for the shares of Afya Brazil contributed to Afya, which did not result in changes on the arrangements of the plans.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

b.2) Afya Limited share-based compensation plan

The stock options approved on August 30, 2019 as a result of the IPO will govern the issuance of equity incentive awards with respect to Company’s Class A common shares. On September 2, 2019 and September 25, 2019, the Company granted 2,306,214 and 58,000 stock options, respectively. The fair value of the stock options was estimated at the grant date using the Binomial pricing model, taking into account the terms and conditions on which the stock options were granted. The exercise price of the stock options granted is monetarily adjusted by the CDI rate. The Company accounts for the stock options plan as an equity-settled plan.

The stock options will vest in five installments of 20% per year, starting on May 1 of the year following the date of execution of the option agreement with each beneficiary.

On March 19, 2020, 230,000 additional stock options were granted, with an exercise price of US$19.00 each. These stock options will vest in four annual installments, representing each, respectively, 25% of the total stock options granted to such option holder. The final expiration for the exercise of the stock options granted to date is May 2024.

The share-based compensation expense recognized in general and administrative expenses in the statement of income for the three-month period ended March 31, 2020 was R$8,440.

The following table illustrates the number and movements in stock options during the period:

Number of stock options
Outstanding at December 31, 2019	2,364,214
Granted	230,000
Forfeited	-
Exercised	-
Expired	-
Outstanding at March 31, 2020	2,594,214

The following table list the inputs to the model used to determine the fair value of the stock options:

	March 2020	September 2019
Strike price at the measurement date	US$ 19.00	US$ 19.00
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	39.7%	38.9%
Risk-free interest rate (%)	0.8%	1.4%
Expected life of stock options (years)	4.0	5.0
Share price at the measurement date	US$ 16.30	US$ 21.90
Model used	Binomial	Binomial
Weighted average fair value at the measurement date	US$ 3.94	US$ 6.55

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

16        Equity

a.             Share capital

As of March 31, 2020, the Company’s share capital was R$ 17 (R$ 17 as of December 31, 2019) represented by 93,004,755 shares comprised by 44,970,440 class A common shares and 48,034,315 class B common shares (89,744,275 shares comprised by 31,814,690 class A common shares and 57,929,585 class B common shares as of December 31, 2019).

In 2020, the Company issued 3,260,480 of the Class A common shares through the public equity offering, as described in Note 1.

b.             Afya Brazil

Prior to the completion of Afya’s IPO in July 2019, Afya Brazil was the predecessor of Afya. As such, the consolidated financial statements reflect the operating results of Afya Brazil prior to the reorganization, including the following equity transactions:

On March 8, 2019, the shareholders of Afya Brazil approved a renounce of dividends for the year ended December 31, 2016 of R$4,107; and an increase of capital through the issuance of 37,200 common shares, in the amount of R$ 0.01, subscribed entirely by the shareholders BR Health and certain members of the Esteves Family.

On March 12, 2019, the shareholders of Afya Brazil approved amongst other matters: (i) the change in its legal name to Afya Participações S.A.; (ii) a capital increase through the issuance of 156,337 common shares, in the amount of R$ 150,000, subscribed entirely by BR Health; and (iii) the propose to repurchase 160,000 common shares issued by the Company, at the acquisition price of R$ 206.25 per share, in the total amount of R$33,001, all held by the shareholder Nicolau Carvalho Esteves. The Company's common shares object of the repurchase approved were immediately canceled by the Company, without reduction of its share capital.

On March 29, 2019, Afya Brazil issued 378,696 common shares to the shareholders of BR Health and Guardaya, and had a capital increase of R$ 122,062 and an additional paid-in capital of R$ 137,051.In June 2019, Afya Brazil’s shareholders approved an increase of capital through the issuance of 157,202 common shares in exchange of the acquisitions of FASA, IESP and Univaço minority interests, in the total amount of R$ 24,310.

On June 18, 2019, the shareholders of Afya Brazil approved an increase of capital through the issuance of 27,211 common shares in exchange of the acquisition of an addition 15% interest at UEPC, in the total amount of R$ 24,458, subscribed entirely by the shareholder Bozano Educacional II Fundo de Investimento em Participações Multiestratégia.

In addition to the capital increase related to the acquisition of the non-controlling interests of FASA, IESP and Univaço and the interest in UEPC, the Company had an additional paid-in capital of R$ 36,358.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

c.             Dividends

On March 8, 2019, the shareholders of Afya Brazil approved the cancellation of dividends for the year ended December 31, 2016 of R$4,107.

On June 13, 2019, Afya Brazil approved the payment of interim dividends totaling R$ 38,000 to Afya Brazil shareholders of record on June 13, 2019. The dividend amount was determined based on the Afya Brazil’s net income for the five months ended May 31, 2019 and were paid on September 26, 2019. Afya and its public shareholders were not entitled to receive such dividends.

On March 11, 2020, CCSI approved the payment of interim dividends totaling R$ 4,000 of which R$ 2,400 was distributed to Afya Brazil and R$1,600 to CCSI’s non-controlling shareholders. The dividends were paid in March 2020.

17        Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common and preferred shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option plan in the category of potentially dilutive shares

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)
Numerator
Net income attributable to equity holders of the parent	99,816	41,535

Denominator*
Weighted average number of outstanding shares	91,425,902	57,787,044
Effects of dilution from stock options	492,450	1,123,444

Weighted average number of outstanding shares adjusted for the effect of dilution	91,918,352	58,910,488

Basic earnings per share - R$	1.09	0.72
Diluted earnings per share - R$	1.09	0.71

*Considers the effects from the contribution of the shareholders of Afya Brazil into Afya in a one-to-28 exchange for the shares of Afya Brazil contributed to Afya.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

18        Revenue

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)

Tuition fees	288,782	168,391
Other	34,684	996
Deductions
Granted discounts	(12,783)	(6,106)
Early payment discounts	(4,220)	(665)
Returns	(3,914)	(1,121)
Taxes	(10,671)	(4,893)
PROUNI	(19,574)	(12,024)
Net revenue from contracts with customers	272,304	144,578
Timing of revenue recognition of net revenue from contracts with customers
Transferred over time	239,742	143,728
Transferred at a point in time	32,562	850

The Company`s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of under graduation degrees under the PROUNI program.

The following table presents statements of income for the Company’s operating segments for the three-month period ended March 31, 2020:

Segments	Business Unit 1	Business Unit 2	Elimination (inter-segment transactions)	Total

Types of services or goods	211,784	61,497	(977)	272,304
Tuition fees	210,729	27,567	-	238,296
Other	1,055	33,930	(977)	34,008
Timing of revenue recognition	211,784	61,497	(977)	272,304
Transferred over time	210,729	29,013	-	239,742
Transferred at a point in time	1,055	32,484	(977)	32,562

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

19        Expenses and cost by nature

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)

Cost of services	(89,251)	(54,364)
General and administrative expenses	(86,723)	(31,234)
Total	(175,974)	(85,598)

Payroll	(92,645)	(57,112)
Hospital and medical agreements	(8,703)	(2,687)
Depreciation and amortization	(24,947)	(9,054)
Rent	(493)	(170)
Commercial expenses	(461)	(19)
Utilities	(1,415)	(1,088)
Maintenance	(3,249)	(1,496)
Share-based compensation	(8,440)	(1,041)
Tax expenses	(830)	(614)
Pedagogical services	(1,987)	(809)
Sales and marketing	(3,353)	(1,001)
Allowance for doubtful accounts	(6,332)	(3,803)
Travel expenses	(1,913)	(730)
Consulting fees	(4,657)	(273)
Other	(16,549)	(5,701)
Total	(175,974)	(85,598)

20        Finance result

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)

Income from financial investments	10,211	1,500
Change in fair value of derivative instruments	14,055	-
Interest received	3,517	2,505
Foreign exchange gain, net	1,201	1,115
Others	1,029	47
Finance income	30,013	5,167

Change in fair value of derivative instruments	-	(1,966)
Interest expense	(5,781)	(2,951)
Interest expense on lease liabilities	(9,900)	(6,418)
Financial discounts granted	(806)	(213)
Bank fees	(976)	(393)
IOF taxes (taxes on financial transactions)	(1,295)	(106)
Other	(101)	(189)
Finance expenses	(18,859)	(12,236)

Finance result	11,154	(7,069)

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

21        Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The following is a reconciliation of income tax expense to profit (loss) for the three-month periods, calculated by applying the combined Brazilian statutory rates at 34% for the three-months periods ended March 31, 2020 and 2019:

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)

Income before income taxes	109,727	51,705
Combined statutory income taxes rate - %	34%	34%
Income taxes at statutory rates	(37,307)	(17,580)
Reconciliation adjustments:
Tax effect on income from entities not subject to taxation	1,793	-
PROUNI - Fiscal Incentive (a)	31,803	18,308
Unrecognized deferred tax assets	(7,296)	(3,005)
Presumed profit income tax regime effect (b)	4,617	-
Other	333	48
Income taxes expense – current	(6,057)	(2,229)
Effective rate	5.6%	4.3%

(a)     The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempt companies of paying income taxes and social contribution.

(b)     Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Deferred income taxes

As of March 31, 2020, the Company had unrecognized deferred income tax assets on temporary differences in the amount of R$ 120,037 (tax-basis) (R$ 96,627 (tax-basis) as of December 31, 2019) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

22        Insurance contracts and contingencies

a)   Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

b)   Legal proceedings and contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Total

Balances as of December 31, 2018	2,233	1,232	3,465
Business combination	602	78	680
Additions	160	214	374
Reversals	(815)	(433)	(1,248)
Balances as of March 31, 2019 (unaudited)	2,180	1,091	3,271

	Labor	Civil	Total

Balances as of December 31, 2019	2,501	2,768	5,269
Business combination	144	566	710
Additions	858	281	1,139
Reversals	(180)	(143)	(323)
Balances as of March 31, 2020 (unaudited)	3,323	3,472	6,795

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	March 31, 2020	December 31, 2019
	(unaudited)

Labor	3,314	3,570
Civil	43,368	39,135
Taxes and social security	6,296	7,583
Total	52,978	50,288

The Company has judicial deposits recorded in other assets (non-current) in the amount of R$ 872 as of March 31, 2020 (December 31, 2019: R$ 804).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Afya Limited
Notes to the unaudited interim condensed consolidated financial statements
March 31, 2020 and 2019
Expressed in thousands of Brazilian reais, unless otherwise stated

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$ 8,063 (December 31, 2019: R$ 6,690) is presented in non-current other assets.

23        Non-cash transactions

During the three-month period ended March 31, 2020 and 2019, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions were business combination of Guardaya in March 2019; and additions of right-of-use assets and lease liabilities.

24        Subsequent events

a)  Acquisition of UniSL

On February 20, 2020, Afya Brazil entered into an agreement, through its for the acquisition of 100% of the total share capital of UniSL. UniSL is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rondônia. UniSL also offers other health related undergraduate degrees. In 2019, UniSL’s gross revenue totaled approximately R$227,000, and approximately 65% of its gross revenue came from health related programs.

The acquisition was consummated on May 5, 2020. The aggregate purchase price is R$341,600, including an estimated net debt of R$140,078, of which: (i) 70% is payable in cash on the transaction closing date, and (ii) 30% is payable in cash in three equal installments through 2023, adjusted by the CDI rate. The acquisition will contribute 182 medical school seats to Afya, increasing Afya’s total medical school seats to 1,866. There are 100 additional seats still pending approval which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$80,000, adjusted by the CDI rate.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the date of these interim financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company recently concluded the acquisition. Therefore, the interim financial statements do not include this information. The transaction costs amounted to R$1,481. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

b)  CBBW merger

On May 1, 2020, Medcel, one of the Company’s subsidiaries merged 100% of CBBW, another wholly-owned subsidiary. This merger does not have an impact on the consolidated financial statements.

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